PAVMED INC.

One Grand Central Place, Suite 4600

New York, New York 10165

April 15, 2020

Securities and Exchange Commission

Division of Corporation Finance

Washington, District of Columbia 20549

Re:	PAVmed Inc.
Registration Statement on Form S-3
Originally Filed December 3, 2019
File No. 333-235335

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, PAVmed Inc. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement (File No. 333-235335), so that such Registration Statement will become effective at 4:30 p.m. Eastern Time on Friday, April 17, 2020, or as soon thereafter as practicable.

Sincerely,

PAVMED INC.

By:	/s/ Dennis M. McGrath
Name:	Dennis M. McGrath
Title:	President and Chief Financial Officer